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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------

                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                            WHITEHALL JEWELLERS, INC.
                        (Name of Person Filing Statement)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    965063100

                      (CUSIP Number of Class of Securities)

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                                JEAN K. FITZSIMON
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            WHITEHALL JEWELLERS, INC.
                               155 N. WACKER DRIVE
                                    SUITE 500
                                CHICAGO, IL 60606
                                 (312) 782-6800

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                   COPIES TO:
                             LORI ANNE CZEPIEL, ESQ.
                                SIDLEY AUSTIN LLP
                               787 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 839-5300

                                       AND

                               JOHN J. SABL, ESQ.
                                SIDLEY AUSTIN LLP
                            ONE SOUTH DEARBORN STREET
                                CHICAGO, IL 60603
                                 (312) 853-7000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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         This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 of Whitehall Jewellers, Inc. ("Whitehall" or the "Company"), originally filed with the Securities and Exchange Commission (the "SEC") on February 13, 2006 (the "Original Schedule 14D-9" and, together with the amendments thereto, the "Schedule 14D-9"), relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") by WJ Acquisition Corp. ("Purchaser"), WJ Holding Corp. ("Holdco"), Prentice Capital Management, LP ("Prentice"), Holtzman Opportunity Fund, L.P. ("Holtzman", and together with Prentice, the "Investors"), PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the "Purchaser Group") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (as amended, the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the SEC on February 8, 2006 and amended on February 22, 2006 and on March 6, 2006 (as so amended, the "Schedule TO"). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended by revising the last two sentences of the fifth paragraph on page 11 of the Schedule 14D-9 to read as follows:

     On September 12, 2005, the Special Committee met telephonically to discuss the Newcastle proposal and its contingencies. This proposal expired by its terms on September 15, 2005.

Item 4 is hereby amended by revising the last sentence of the second paragraph on page 12 of the Schedule 14D-9 to read as follows:

         On September 18, 2005, the Special Committee met telephonically to discuss the Newcastle proposal, and noted its lack of definition and its lack of trade support. This proposal expired by its terms on September 19, 2005.

Item 4 is hereby amended by revising the fourth full paragraph on page 18 of the
Schedule 14D-9 to read as follows:

         On November 29, 2005, Mr. Pully effectively resigned from the Board of Directors.

Item 4 is hereby amended by amending and restating the first paragraph under "(ii) Reasons for the Recommendation" of the Schedule 14D-9 to read as follows:

         After careful consideration by the Board, including a review of the Offer with the Company's management and financial and legal advisors, the Board determined the terms of the Offer and the Merger Agreement, taken together, are substantively and procedurally fair to and in the best interests of the Company and its unaffiliated stockholders, and the Company's stockholders as a whole. Therefore, the Board has



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         determined to recommend that Whitehall stockholders accept the Offer and tender their Shares in the Offer.

Item 4 is hereby amended by amending and restating the second bullet point of the second paragraph under "(ii) Reasons for the Recommendation" of the Schedule 14D-9 to read as follows:

         o the fact that the Offer Price represents a premium over the prices at which the Shares traded prior to the negotiation and execution of the Merger Agreement contributed to the Board's decision to recommend the Offer, since the trading prices of the Shares have been depressed since September 2005. (For example, (1) the Offer Price represents a premium of approximately 82% over the $0.88 last reported sales price per share of Common Stock reported on the Pink Sheets on November 28, 2005, the last trading day before Newcastle's announcement of its intention to commence the Newcastle Offer, (2) the Offer Price represents a premium of approximately 10% over the $1.45 last reported sales price per share of Common Stock reported on the Pink Sheets on February 1, 2006, the last trading day before the announcement of execution of the Merger Agreement, and (3) the low closing price since September 1, 2005 was $0.79 on October 26, 2005 and the high closing price since September 1, 2005 was $2.08 on September 29, 2005.);

Item 4 is hereby amended by amending and restating the sixth bullet point of the second paragraph under "(ii) Reasons for the Recommendation" of the Schedule 14D-9 to read as follows:

         o the written opinions of Duff & Phelps dated February 1, 2006, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinions, (i) the revised Prentice transaction was fair to the Company's stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder (the "Prentice Fairness Opinion"), and (ii) the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle binding proposal (as amended and restated in connection with Schedule 14D-9 Amendment No. 1, the "Prentice Superior Proposal Opinion" and collectively with the Prentice Fairness Opinion, the "Duff & Phelps Opinions"), and the presentations made by Duff & Phelps to the Board relating to the financial analysis performed by Duff & Phelps in connection with such opinions, including the fact that the consideration to be received by the Company's stockholders in the Offer and the Merger was within the range of going concern values as indicated by the discounted cash flow analysis and other analyses performed by Duff & Phelps. (The full text of each of the written opinions of Duff & Phelps, dated February 1, 2006, which set forth the assumptions made, matters considered and limitations on the review undertaken by Duff & Phelps, are filed as Annexes II and III hereto and are incorporated herein by reference. The fairness opinion of



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                  Duff & Phelps was limited to the fairness to the Company's stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder, and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the revised Prentice transaction, or whether to proceed with the revised Prentice transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Holders of Shares are urged to read such opinion carefully in its entirety.);

Item 4 is hereby amended by amending and restating the last sentence of second paragraph under "(ii) Reasons for the Recommendation" of the Schedule 14D-9 to read as follows:

         All of the factors listed above supported the Board's determination that the Offer and the Merger are substantively fair to and in the best interests of the Company and its unaffiliated stockholders, and the Company's stockholders, as a whole, and its determination to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer. The Board's determination that the Offer and the Merger are procedurally fair was supported by (1) the arm's length negotiations among the parties, (2) the written opinions and analysis of Duff & Phelps and (3) the fact that none of the directors of the Company are employees of the Company or affiliates of Prentice, Holtzman or Newcastle.

ITEM 9. EXHIBITS

Item 9 is hereby amended by adding a reference to the Purchaser Group's Amendment No. 1 and Amendment No. 2 to the Schedule TO filed on February 22, 2006 and March 6, 2006, respectively with the SEC under exhibit numbers (a)(3),
(a)(4), (a)(5), (a)(6), (a)(7) and (a)(8).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             WHITEHALL JEWELLERS, INC.


                                             By:

                                             /s/ JOHN R. DESJARDINS
                                             -----------------------------------
                                             John R. Desjardins
                                             Executive Vice President and Chief
                                             Financial Officer

Date: March 7, 2006



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                                  EXHIBIT INDEX


Exhibit No.       Document
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

(a)(1) Letter dated February 13, 2006 from the Company to its stockholders *

(a)(2)            Press release issued by the Company on February 2, 2006
                  (incorporated by reference to Exhibit 99.1 of the Company's
                  Current Report on Form 8-K filed with the SEC on February 3,
                  2006)

(a)(3) Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group's
                  Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(4) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group's Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(5) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group's
                  Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(6)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group's Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(7)            Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group's Schedule TO filed with the SEC on February
                  8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(8)            Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group's
                  Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)

(a)(9)            The following excerpts from the Company's Definitive Proxy
                  Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: "Proposal 1 -- Background of the
                  Financing," "Proposal 1 -- Interests of Certain Persons in the
                  Financing," "Proposal 3 -- Executive Compensation and Other
                  Information -- Severance and Employment Agreements," and
                  "Proposal 3 -- Certain Relationships and Related Transactions"
                  (incorporated by reference to Annex A of the Company's
                  Schedule 14D-9 filed with the SEC on December 16, 2005)

(e)(1)            Agreement and Plan of Merger, dated as of February 1, 2006, among the Company, Prentice, Holtzman, Holdco and Purchaser
                  (incorporated by reference to Exhibit 2.1 of the Company's
                  Current Report on Form 8-K filed with the SEC on February 3,
                  2006)

(e)(2)            Amended and Restated Term Loan Credit Agreement dated as of
                  February 1, 2006, among the Company, PWJ Lending and other lenders thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on February 3, 2006)

(e)(3)            Second Amendment to the Amended and Restated Stockholder
                  Rights



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
                  Agreement, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on February 3, 2006)

(e)(4)            Form of Executive Severance Agreements, as amended, each dated
                  May 7, 1996, between the Company and each of Hugh M. Patinkin,
                  John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company's Registration
                  Statement on Form S-3 as filed with the SEC on January 27,
                  2000)

(e)(5)            Employment Agreement dated November 30, 2004 between the
                  Company and Lucinda M. Baier (incorporated by reference to
                  Exhibit 10.1 of the Company's Current Report on Form 8-K as filed with the SEC on December 1, 2004)

(e)(6)            Employment Agreement dated October 31, 2005 between the
                  Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K as filed with the SEC on November 2, 2005)

Annex I           Information Statement Pursuant to Section 14(f) of the
                  Securities Exchange Act of 1934, as Amended and Rule 14(f)
                  Thereunder *

Annex II          Fairness Opinion of Duff & Phelps, LLC dated February 1,
                  2006 *

Annex III         Amended Superior Proposal Opinion of Duff & Phelps, LLC
                  dated February 1, 2006*


* Previously filed.


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